experian®

Ref: rh

Corporate Headquarters:
Newenham House
Northern Cross
Malahide Road
Dublin 17
T: 353 1 846 9100
F: 353 1 846 9150
www.experiangroup.com

14 June 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA




07024553


SEC MAIL PROCESSING
RECEIVED
JUN 18 2007
WASH. D.C.
185
SEC

Ladies and Gentlemen:

Re: Experian Group Limited - 12g3-2(b) Exemption file number 82-35022 SUPPL

Enclosed are documents and a related schedule being furnished to the Securities and Exchange Commission on behalf of Experian Group Limited, a public limited company incorporated under the laws of Jersey, in connection with its exemption, file number 82-35022, from Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") afforded to foreign private issuers by Rule 12g3-2(b) under the Exchange Act.

Yours faithfully

Ronan Hanna
Deputy Company Secretary

Enc.

Experian Group Limited
Registered in Jersey no. 93905
Registered Office:
22 Grenville Street, St. Helier, Jersey, JE4 8PX
Branch registered in Ireland no. 905565
Branch Registered Office:
Newenham House, Northern Cross,
Malahide Road, Dublin 17

ECL001/0

EXPERIAN GROUP LIMITED

SCHEDULE OF ANNOUNCEMENTS AND DOCUMENTS ISSUED
17 MAY 2007 TO 14 JUNE 2007

Exemption file number 82-35022

LONDON STOCK EXCHANGE ANNOUNCEMENTS AND OTHER PUBLIC FILINGS AND DISCLOSURES		
31/05/2007		Total Voting Rights
25/05/2007		Final Results Part 4
23/05/2007		Final Results Part 3
23/05/2007		Final Results Part 2
23/05/2007		Final Results Part 1



RNS
REG-Experian Group Ltd Total Voting Rights

Released: 31/05/2007

RNS Number:5227X
Experian Group Limited
31 May 2007

ANNOUNCEMENT

EXPERIAN GROUP LIMITED

(THE "COMPANY")

VOTING RIGHTS AND CAPITAL

In conformity with the FSA's Disclosure and Transparency Rule 5.6.1R, we hereby notify the market of the following:

As of 31 May 2007, the Company's capital consists of 1,022,311,411 ordinary shares of 10 US cents each with voting rights and 20 deferred shares of 10 US cents each which have no voting rights. The total number of voting rights in Experian Group Limited is therefore 1,022,311,411.

The figure of 1,022,311,411 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company's shares under the FSA's Disclosure and Transparency Rules.

Ronan Hanna
Deputy Company Secretary
Experian Group Limited

END
TVRKGGFKMMRGNZM



RNS
REG-Experian Group Ltd Final Results - Part 4

Released: 23/05/2007

RNS Number:0776X
Experian Group Ltd
Part 4 : For preceding part double-click [nRN2W0776X]

Gains/(losses) on disposal of discontinued operations:		
Profit on disposal of Lewis Group	-	64
Loss on disposal of Wehkamp	-	(34)
Profit on disposal of shares in Burberry	-	18
Costs incurred relating to the demerger of Burberry	-	(9)
Gains on disposals	-	39
Tax charge in respect of disposals	(17)	-
(Loss)/profit after tax on disposals	(17)	39
Profit for the financial year from discontinued operations	137	606

In May 2005, the Group announced the sale of its remaining 50% interest in Lewis Group Limited and in December 2005 divested its remaining 65% interest in Burberry Group plc. In January 2006, the Group sold Wehkamp, the leading home shopping brand in the Netherlands. These operations were classified as discontinued in the financial statements of GUS plc for the year ended 31 March 2006. In October 2006, the net assets of Home Retail Group were distributed by way of a dividend in specie. As a result, these operations have been reclassified as discontinued.

The tax charge in respect of disposals relates to taxation assets no longer recoverable following earlier disposals.

Earnings before interest and taxation of discontinued businesses are stated after charging:

	2007 US$m	2006 US$m
Cost of sales	3,589	7,034
Operating expenses:		
Distribution costs	1,361	2,335
Administrative expenses	306	921
Operating expenses	1,667	3,256

The cash flows attributable to discontinued operations comprise:

	2007 US$m	2006 US$m
From operating activities	705	539
From investing activities	(168)	(711)
From financing activities	(3)	(7)
Exchange and other movements	16	(9)
Less cash held by Home Retail Group at demerger	(518)	-
Net increase/(decrease) in cash and cash equivalents in discontinued operations	32	(188)

7. Dividend

	2007	2007	2006	2006

	cents per share	US$m	cents per share	US$m
Amounts recognised and paid as distributions to equity holders during the year				
Interim	5.5	55	17.2	147
Final	40.3	346	36.6	361
Ordinary dividends paid on equity shares	45.8	401	53.8	508
Dividend in specie relating to the demerger of Home Retail Group (note 9)		5,627		-
Dividend in specie relating to the demerger of Burberry		-		513
Full year dividend for the year ended 31 March 2007	17.0			

A dividend of 11.5 cents per Ordinary share will be paid on 27 July 2007 to shareholders on the register at the close of business on 29 June 2007 and is not included as a liability in these financial statements.

Unless shareholders elect by 29 June 2007 to receive US Dollars, their dividends will be paid in Sterling at a rate per share calculated on the basis of the exchange rate from US Dollars to Sterling on 6 July 2007.

Pursuant to the Income Access Share arrangements put in place as part of the demerger, shareholders in Experian Group Limited are able to elect to receive their dividends from a UK source (the 'IAS election'). Shareholders who held 50,000 or fewer Experian shares (i) on the date of admission of the Company's shares to the London Stock Exchange and (ii) in the case of shareholders who did not own shares at that time, on the first dividend record date after they become shareholders in the Company, unless they elect otherwise, will be deemed to have elected to receive their dividends under the IAS arrangements. Shareholders who hold more than 50,000 shares and who wish to receive their dividends from a UK source must make an IAS election. All elections remain in force indefinitely unless revoked.

The Experian Group Limited Employee Share Trust and the GUS ESOP Trust have waived their entitlement to dividends in the amount of US$4m (2006: US$7m). The GUS ESOP Trust did not waive its entitlement to the dividend in specie.

The dividends in respect of the year ended 31 March 2006 were received by shareholders of GUS plc. The final dividend paid in August 2006 and the dividend in specie relating to the demerger of Home Retail Group were received by shareholders of GUS plc.

8. Basic and diluted earnings per share

The calculation of basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders of the Company by a weighted average number of Ordinary shares in issue during the year (excluding own shares held in Treasury in the period prior to the demerger and own shares held in ESOP Trusts, which are treated as cancelled).

The calculation of diluted earnings per share reflects the potential dilutive effect of employee share incentive schemes. The earnings figures used in the calculations are unchanged for diluted earnings per share.

The weighted average number of Ordinary shares in issue during the year ended 31 March 2007 includes Ordinary shares of GUS plc in issue to the date of the demerger and the Ordinary shares of the Company in issue thereafter. The weighted average number of Ordinary shares in issue during the year ended 31 March 2006 comprises ordinary shares of GUS plc in issue and reflects the effect of the share consolidation that took place at the date of the Burberry demerger in December 2005.

Basic earnings per share:	2007 cents	2006 cents
Continuing and discontinued operations	49.9	107.5
Exclude: discontinued operations	(14.8)	(59.1)
Continuing operations	35.1	48.4
Add back of exceptional and other non-GAAP measures, net of tax	24.6	6.1

Benchmark earnings per share from continuing operations - Non-GAAP measure	59.7	54.5

Diluted earnings per share:

Continuing and discontinued operations	49.3	105.8
Exclude: discontinued operations	(14.6)	(58.2)
Continuing operations	34.7	47.6
Add back of exceptional and other non-GAAP measures, net of tax	24.4	6.0
Benchmark diluted earnings per share from continuing operations - Non-GAAP measure	59.1	53.6

Earnings:	2007 US$m	2006 US$m
Continuing and discontinued operations	462	1,018
Exclude: discontinued operations	(137)	(560)
Continuing operations	325	458
Add back of exceptional and other non-GAAP measures, net of tax	229	58
Benchmark earnings - Non-GAAP measure	554	516

	2007 m	2006 m

Weighted average number of Ordinary shares in issue during the year	927.3	946.7
Dilutive effect of share incentive awards	9.9	15.0
Diluted weighted average number of Ordinary shares in issue during the year	937.2	961.7

9. Demerger of Home Retail Group

As indicated in note 1, the distribution of shares in Home Retail Group plc to shareholders in GUS plc at the date of demerger has been accounted for as a dividend in specie. This represents the Group's share of the net assets of Home Retail Group at the date of demerger which comprised:

	US$m
Intangible assets	3,716
Property, plant and equipment	1,299
Deferred tax assets	211
Retirement benefit assets	41
Inventories	1,765
Trade and other receivables	1,036
Cash and cash equivalents	518
Trade and other payables	(2,156)
Current tax payable	(72)
Loans and borrowings	(435)
Deferred tax liabilities	(122)
Provisions	(174)
Group's share of net assets of Home Retail Group on demerger	5,627

10. Analysis of net debt - non-GAAP measure

	2007 US$m	2006 US$m
Cash and cash equivalents (net of overdrafts)	634	139
Derivatives hedging loans and borrowings	(6)	81
Debt due within one year	(729)	(49)
Finance leases	(1)	(10)
Debt due after more than one year	(1,306)	(3,598)
Net debt at the end of the financial year	(1,408)	(3,437)
Continuing operations	(1,408)	(3,277)
Discontinued operations	-	(160)
Net debt at the end of the financial year	(1,408)	(3,437)

11. Experian Group website

The directors are responsible for the maintenance and integrity of statutory and audited information on the Company's website. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the preliminary announcement since it was initially presented on the website. Jersey legislation and United Kingdom regulation governing the preparation and dissemination of financial information may differ from requirements in other jurisdictions.

This information is provided by RNS

The company news service from the London Stock Exchange

END

This information is provided by RNS
The company news service from the London Stock Exchange

END
FR UORARBURVURR



RNS
REG-Experian Group Ltd Final Results - Part 3

Released: 23/05/2007

RNS Number:0776X
Experian Group Ltd
Part 3 : For preceding part double-click [nRN1W0776X]

	Note		
Balances in Experian Group Limited at 1 April		5,454	6,259
Profit for the financial year		463	1,064
Net income/(expense) recognised directly in equity for the financial year		601	(428)
Share issues pre demerger of Home Retail Group		76	-
Share issues by way of Global Offer		1,441	-
Employee share option schemes:			
-- value of employee services		109	63
-- proceeds from shares issued		8	54
Decrease in minority interests arising due to corporate transactions		-	(495)
Exercise of share options		59	-
Purchase of ESOP shares		(75)	(29)
Equity dividends paid during the year	7	(401)	(508)
Dividend in specie relating to the demerger of Home Retail Group	7	(5,627)	-
Dividend in specie relating to the demerger of Burberry	7	-	(513)
Dividends paid to minority shareholders		(1)	(13)
Total equity at the end of the financial year		2,107	5,454
Attributable to:			
Equity shareholders in the parent company		2,105	5,452
Minority interests		2	2
Total equity at the end of the financial year		2,107	5,454

Group cash flow statement
for the year ended 31 March 2007

	2007 US$m	2006 (Represented) (Note 1) US$m
Cash flows from operating activities		
Operating profit	473	586
Loss on sale of property, plant and equipment	10	-
Depreciation and amortisation	303	270
Goodwill adjustment	14	-
Charge in respect of share incentive schemes	91	30
Change in working capital	5	(19)
Exceptional items included in working capital	46	7
Interest paid	(133)	(179)
Interest received	27	68
Dividends received from associates	39	48
Tax paid	(121)	(32)
Net cash inflow from operating activities	754	779
Cash flows from investing activities	(114)	(62)
Purchase of property, plant and equipment	(161)	(150)
Purchase of other intangible assets	(42)	(41)
Purchase of other financial assets and investments in associates	(118)	(1,420)
Acquisition of subsidiaries, net of cash acquired	258	643
Disposal of subsidiaries		
Net cash flows used in investing activities	(177)	(1,030)
Cash flows from financing activities	(75)	(65)
Purchase of ESOP shares	1,525	52
Issue of Ordinary shares including 2007 IPO proceeds of US$1,441m	59	36

Receipt of share option proceeds and sale of own shares	-	647
New borrowings	(1,423)	(63)
Repayment of borrowings	(4)	(2)
Capital element of finance lease rental payments	39	13
Net receipts from derivatives held to manage currency profile	(401)	(508)
Equity dividends paid (note 7)		
Net cash flows (used in)/generated from financing activities	(280)	110
Exchange and other movements	166	(20)
Net increase/(decrease) in cash and cash equivalents - continuing operations	463	(161)
Net increase in cash and cash equivalents	550	(188)
Cash held by Home Retail Group at demerger	(518)	-
Net increase/(decrease) in cash and cash equivalents - discontinued operations	32	(188)
Net increase/(decrease) in cash and cash equivalents	495	(349)
Movement in cash and cash equivalents		
Cash and cash equivalents at 1 April	139	488
Net increase/(decrease) in cash and cash equivalents	495	(349)
Cash and cash equivalents at the end of the financial year	634	139

Non-GAAP measures

Reconciliation of net increase/(decrease) in cash and cash equivalents to movement in net debt	2007 US$m	2006 US$m
Net debt at 1 April - as reported	(3,437)	(2,688)

Net increase/(decrease) in cash and cash equivalents	495	(349)
Decrease/(increase) in debt	1,427	(658)
Debt held by Home Retail Group at demerger	435	-
Exchange and other movements (including movements in respect of debt)	(328)	258
Net debt at the end of the financial year (note 10)	(1,408)	(3,437)

Notes to the group financial statements
for the year ended 31 March 2007

1. Basis of preparation

The financial information set out in this announcement does not constitute the Group's statutory financial statements for the years ended 31 March 2007 or 31 March 2006 but is derived from the 31 March 2007 financial statements. As explained below the comparative information within these financial statements has been extracted from the GUS plc Annual Report and Financial Statements for 2006, which were prepared under International Financial Reporting Standards ('IFRS'), and which have been delivered to the UK Registrar of Companies. The Experian Group Limited Annual Report and Financial Statements for 2007, prepared under IFRS, will be delivered to the Jersey Registrar of Companies in due course. The auditors have reported on those financial statements and have given an unqualified report which does not contain a statement under Article 111(2) or Article 115(5) of the Companies (Jersey) Law 1991.

The Group financial statements are presented in US Dollars as this is the most representative currency of the Group's operations. The financial statements are rounded to the nearest million. They are prepared on the historical cost basis modified for the revaluation of certain financial instruments. The principal exchange rates used in preparing the Group financial statements are set out in note 2.

The consolidated financial statements of Experian Group Limited and its subsidiary undertakings ('Experian') are prepared in accordance with IFRS as adopted for use in the European Union. These are those standards, subsequent

amendments and related interpretations issued and adopted by the International Accounting Standards Board ('IASB') that have been endorsed by the European Union.

This preliminary announcement has been prepared in accordance with the Listing Rules of the UK Listing Authority, and with IFRS compliant accounting policies that have been followed in preparing the Group's financial statements for the years ended 31 March 2007 and 31 March 2006. The accounting policies were published in full on 23 May 2007 and are available on the Group's website, at www.experiangroup.com/corporate/financial/reports.

On 10 October 2006, the separation of Experian and Home Retail Group was completed by way of demerger. As part of the demerger, Experian Group Limited became the ultimate holding company of GUS plc and related subsidiaries and shares in GUS plc ceased to be listed on the London Stock Exchange's market for listed securities on 6 October 2006. Trading of shares in Experian Group Limited on the London Stock Exchange commenced on 11 October 2006.

The demerger transaction falls outside the scope of IFRS 3 'Business Combinations'. Accordingly, following the guidance regarding the selection of an appropriate accounting policy provided by IAS 8 'Accounting policies, changes in accounting estimates and errors', the transaction has been accounted for in these financial statements using the principles of merger accounting set out in FRS 6 'Acquisitions and Mergers' and UK Generally Accepted Accounting Principles ('UK GAAP'). This policy, which does not conflict with IFRS, reflects the economic substance of the transaction. The distribution to GUS plc shareholders of shares in Home Retail Group plc has been accounted for as a dividend in specie in these financial statements.

In accordance with the requirements of merger accounting, the comparative information within these financial statements has been extracted from the GUS Group's statutory financial statements for the year ended 31 March 2006. Those financial statements incorporated the results of GUS plc and its subsidiary undertakings for the financial year then ended with the exception of Homebase where the GUS Group included its results for the financial year to the end of February. This was done to facilitate comparability to avoid distortions relating to the timing of Easter.

The statutory financial statements of GUS plc for the year ended 31 March 2006 were reported in Pounds Sterling but, to provide comparability with the presentation currency of the Group, they are now represented in US Dollars. In addition this information has been further represented as follows:

(a) the results of Home Retail Group have been reclassified as a discontinued operation in the Group income statement and Group cash flow statement as required by IFRS 5 'Non-current assets held for sale and discontinued operations';

(b) there has been a reallocation of costs between cost of sales and operating expenses in the Group income statement to reflect the policies adopted in the preparation of the historical financial information for the Experian prospectus which provides a more appropriate classification of such items. The effect of this is to increase cost of sales and reduce operating expenses for the year ended 31 March 2006 by US$112m, with no effect on reported profit for the financial year then ended; and

(c) there has been a reclassification of derivatives in the Group cash flow statement in order to more fairly state operating cash flows and to reflect the approach adopted in the preparation of the historical financial information for the Experian prospectus. The effect of this has been to increase net cash inflow from operating activities by US$70m, to reduce net cash flow generated from financing activities by US$50m and to separately report an outflow for exchange and other movements of US$20m. The reduction in net cash flow generated from financing activities comprises a reduction of US$63m in the cash inflow from new borrowings and a US$13m reclassification to separately identify net receipts from derivatives held to manage the Group's currency profile.

Use of Non-GAAP measures

The Group has identified certain measures that it believes will assist understanding of the performance of the business. The measures are not defined under IFRS and they may not be directly comparable with other companies' adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as they consider them to be important comparables and key measures used within the business for assessing performance.

The following are the key non-GAAP measures identified by the Group:

Benchmark Profit before Tax ('Benchmark PBT')
Benchmark PBT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of demerger-related equity incentive plans, exceptional items, financing fair value remeasurements and taxation. It includes the Group's share of associates' pre-tax profit.

Earnings before Interest and Tax ('EBIT')
EBIT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of the demerger-related equity incentive plans, exceptional items, net financing costs and taxation. It includes the Group's share of associates' pre-tax profit.

Benchmark Earnings per Share ('Benchmark EPS')
Benchmark EPS represents Benchmark PBT less attributable taxation and minority interests divided by the weighted average number of shares in issue, and is disclosed to indicate the underlying profitability of the Group.

Exceptional items
The separate reporting of non-recurring exceptional items gives an indication of the Group's underlying performance. Exceptional items are those arising from the profit or loss on disposal of businesses or closure costs of material business units. All other restructuring costs are charged against EBIT in the segments in which they are incurred.

Net debt
Net debt is calculated as total debt less cash and cash equivalents. Total debt includes loans and borrowings (and the fair value of derivatives hedging loans and borrowings), overdrafts and obligations under finance leases. Interest payable on borrowings is excluded from net debt.

2. Foreign currency

The principal exchange rates used were as follows:

	Average		Closing		
	2007	2006	2007	2006	2005
Sterling to US Dollar	1.89	1.79	1.96	1.74	1.88
Euro to US Dollar	1.29	1.22	1.33	1.22	1.30

Assets and liabilities of undertakings whose functional currency is not

the US Dollar are translated into US Dollars at the rates of exchange ruling at the balance sheet date and the income statement is translated into US Dollars at average rates of exchange (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

3. Segmental information

Primary - Geographical segments
Year ended 31 March 2007

	Continuing operations						
	Americas US$m	UK & Ireland US$m	EMEA/ Asia Pacific US$m	Central activities US$m	Total continuing US$m	Discontinued operations 3 US$m	Total Group US$m
Revenue 1							
Total revenue	1,994	907	591	-	3,492	5,468	8,960
Inter-segment revenue 2	-	(11)	-	-	(11)	-	(11)
Revenue from external customers	1,994	896	591	-	3,481	5,468	8,949
Profit							
Operating profit/(loss)	432	176	68	(203)	473	212	685
Net financing costs	-	-	-	(146)	(146)	16	(130)
Share of post-tax profits of associates	67	-	-	-	67	-	67
Profit/(loss) before tax	499	176	68	(349)	394	228	622
Group tax expense					(68)	(91)	(159)
Profit for the financial year					326	137	463

Reconciliation from EBIT to Profit/(loss) before tax - continuing operations

EBIT	562	236	74	(47)	825
Net interest	-	-	-	(111)	(111)
Benchmark PBT	562	236	74	(158)	714
Exceptional items (note 4)	15	(26)	-	(151)	(162)
Amortisation of acquisition intangibles	(45)	(27)	(4)	-	(76)
Goodwill adjustment	(14)	-	-	-	(14)
Charges in respect of the demerger-related equity incentive plans	(10)	(7)	(2)	(5)	(24)
Financing fair value remeasurements	-	-	-	(35)	(35)
Tax expense on share of profit of associates	(9)	-	-	-	(9)
Profit/(loss) before tax	499	176	68	(349)	394

1. Revenue from continuing operations arose principally from the provision of services. Revenue from discontinued operations arose principally from the sale of goods. Revenue within the UK & Ireland geographical segment includes US$11m of inter-segment revenue with discontinued operations.

2. Inter-segment revenue represents the provision of services between Experian and discontinued operations.

3. Additional information on discontinued operations, which comprise Home Retail Group together with a tax charge in respect of disposals, is given in note 6. The results of discontinued operations are in respect of businesses operating within the UK & Ireland geographical segment.

Year ended 31 March 2006 Continuing operations

	Americas US$m	UK & Ireland US$m	EMEA/ Asia Pacific US$m	Central activities US$m	Total continuing US$m	Discontinued operations 3 US$m	Total Group US$m
Revenuel							
Total revenue	1,804	758	522	-	3,084	11,086	14,170
Inter-segment revenue 2	-	(20)	-	-	(20)	-	(20)
Revenue from external customers	1,804	738	522	-	3,064	11,086	14,150
Profit							
Operating profit/(loss)	365	197	62	(38)	586	835	1,421
Net financing costs	-	-	-	(102)	(102)	33	(69)
Share of post-tax profits of associates	66	-	-	-	66	-	66
Profit/(loss) before tax	431	197	62	(140)	550	868	1,418
Group tax expense					(92)	(262)	(354)
Profit/(loss) for the financial year					458	606	1,064

Reconciliation from EBIT to Profit before tax - continuing operations

	Americas	UK & Ireland	EMEA/ Asia Pacific	Central activities	Total continuing
EBIT	479	215	64	(31)	727
Net interest	-	-	-	(100)	(100)
Benchmark PBT	479	215	64	(131)	627
Exceptional items (note 4)	-	-	-	(7)	(7)
Amortisation of acquisition intangibles	(46)	(18)	(2)	-	(66)

Financing fair value remeasurements	-	-	-	(2)	(2)
Tax expense on share of profit of associates	(2)	-	-	-	(2)
Profit/(loss) before tax	431	197	62	(140)	550

1. Revenue from continuing operations arose principally from the provision of services. Revenue from discontinued operations arose principally from the sale of goods. Revenue within the UK & Ireland geographical segment includes US$20m of inter-segment revenue with discontinued operations.

2. Inter-segment revenue represents the provision of services between Experian and discontinued operations.

3. Discontinued operations comprise the businesses Home Retail Group, Burberry and Lewis. The most significant of these, Home Retail Group, operated principally in the UK & Ireland geographical segment. Discontinued operations include the results of Homebase for the year ended 28 February 2006. Additional information on discontinued operations is given in note 6.

Secondary - Business segments

Year ended 31 March 2007

	Continuing operations							
	Credit Services US$m	Decision Analytics US$m	Interactive US$m	Marketing Solutions US$m	Central activities US$m	Total continuing US$m	Discontinued operations 3 US$m	Total Group US$m
Revenue 1								
Total revenue	1,584	392	788	728	-	3,492	5,468	8,960
Inter-segment revenue 2	(11)	-	-	-	-	(11)	-	(11)
Revenue from external customers	1,573	392	788	728	-	3,481	5,468	8,949
Profit								
Operating								

profit/(loss)	402	130	135	28	(222)	473	212	685
Net financing costs	-	-	-	-	(146)	(146)	16	(130)
Share of post-tax profits of associates	67	-	-	-	-	67	-	67
Profit/(loss) before tax	469	130	135	28	(368)	394	228	622
Group tax expense						(68)	(91)	(159)
Profit for the financial year						326	137	463

Reconciliation from EBIT to Profit/(loss) before tax - continuing operations

EBIT	505	136	167	64	(47)	825
Net interest	-	-	-	-	(111)	(111)
Benchmark PBT	505	136	167	64	(158)	714
Exceptional items (note 4)	(11)	-	-	-	(151)	(162)
Amortisation of acquisition intangibles	(16)	(1)	(32)	(27)	-	(76)
Goodwill adjustment	-	(5)	-	(9)	-	(14)
Charges in respect of the demerger related equity incentive plans (note 4)	-	-	-	-	(24)	(24)
Financing fair value remeasurements	-	-	-	-	(35)	(35)
Tax expense on share of profit of associates	(9)	-	-	-	-	(9)
Profit/(loss) before tax	469	130	135	28	(368)	394

1. Revenue from continuing operations arose principally from the provision of services. Revenue from discontinued operations arose principally from the sale of goods. Revenue from Credit Services includes US$11m of inter-segment revenue with discontinued operations.

2. Inter-segment revenue represents the provision of services between Experian and discontinued operations.

3. Discontinued operations comprise the Home Retail Group. Additional information on discontinued operations is given in note 6.

4. No allocation by business segment is made for charges in respect of the demerger-related equity incentive plans as the underlying data is maintained only to provide an allocation by geographical segment.

Year ended 31 March 2006	Continuing operations							
	Credit Services US$m	Decision Analytics US$m	Interactive US$m	Marketing Solutions US$m	Central activities US$m	Total continuing US$m	Discontinued operations3 US$m	Total Group US$m
Revenue 1								
Total revenue	1,504	325	628	627	-	3,084	11,086	14,170
Inter-segment revenue 2	(20)	-	-	-	-	(20)	-	(20)
Revenue from external customers	1,484	325	628	627	-	3,064	11,086	14,150
Profit Operating profit/(loss)	395	102	86	41	(38)	586	835	1,421
Net financing income/(costs)	-	-	-	-	(102)	(102)	33	(69)
Share of post-tax profits of associates	66	-	-	-	-	66	-	66
Profit/(loss) before tax	461	102	86	41	(140)	550	868	1,418

Group tax expense	(92)	(262)	(354)
Profit for the financial year	458	606	1,064

Reconciliation from EBIT to Profit / (Loss) before tax - continuing operations

EBIT	477	102	122	57	(31)	727
Net interest	-	-	-	-	(100)	(100)
Benchmark PBT	477	102	122	57	(131)	627
Exceptional items (note 4)	-	-	-	-	(7)	(7)
Amortisation of acquisition intangibles	(14)	-	(36)	(16)	-	(66)
Financing fair value remeasurements	-	-	-	-	(2)	(2)
Tax expense on share of profit of associates	(2)	-	-	-	-	(2)
Profit/(loss) before tax	461	102	86	41	(140)	550

1. Revenue from continuing operations arose principally from the provision of services. Revenue from discontinued operations arose principally from the sale of goods. Revenue from Credit Services includes US$20m of inter-segment revenue with discontinued operations.

2. Inter-segment revenue represents the provision of services between Experian and discontinued operations.

3. Discontinued operations comprise the businesses Home Retail Group, Burberry and Lewis which were all individual segments. Discontinued operations include the results of Homebase for the year ended 28 February 2006. Additional information on discontinued operations is given in note 6.

4. Exceptional and other non-GAAP measures

	2007 US$m	2006 US$m
Exceptional items		
Continuing operations:		
Charge on early vesting and modification of share awards at demerger of Experian and Home Retail Group	23	-
Other costs incurred relating to the demerger of Experian and Home Retail Group	126	7
Costs incurred in the closure of UK Account Processing	26	-
Loss on disposal of businesses	2	-
Gain arising in associate on the partial disposal of its subsidiary	(15)	-
Total exceptional items	162	7
Other non-GAAP measures		
Continuing operations:		
Amortisation of acquisition intangibles	76	66
Goodwill adjustment	14	-
Charges in respect of the demerger-related equity incentive plans	24	-
Financing fair value remeasurements	35	2
Total other non-GAAP measures	149	68

Exceptional items

Other costs of US$126m (2006: US$7m) incurred relating to the demerger of Experian and Home Retail Group comprise legal and professional fees in respect of the transaction, together with costs in connection with the cessation of the corporate functions of GUS plc in 2007.

In April 2006, Experian announced the phased withdrawal from large scale credit card and loan account processing in the UK. The full cost of withdrawal of US$26m has been charged in the year and is made up of a cost in cash of US$28m less the benefit of a US$2m pension curtailment.

The loss on disposal of businesses primarily related to the sale of a minority stake in Experian's South African business.

First American Real Estate Solutions LLC ('FARES') recognised a gain of US$77m on the partial disposal of its Real Estate Solutions division as part of the consideration for the acquisition of 82% of CoreLogic Solutions, Inc. Experian recognised US$15m, its 20% share of the gain. A deferred tax charge of US$6m has been included in the FARES' result in respect of this gain.

Other non-GAAP measures

IFRS requires that, on acquisition, specific intangible assets are identified and recognised separately from goodwill and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. The Group has excluded amortisation of these acquisition intangibles from its definition of Benchmark PBT because such a charge is based on uncertain judgements about their value and economic life. A goodwill adjustment of US$14m arose under IFRS3 'Business Combinations' on the recognition of previously unrecognised tax losses on prior years' acquisitions. The corresponding tax benefit reduces the tax charge in the year by US$14m.

Charges in respect of demerger-related equity incentive plans relate to one-off grants made to senior management and at all staff levels at the time of the demerger, under a number of equity incentive plans. The cost of these one-off grants will be charged to the Group income statement over the five years following flotation but excluded from the definition of Benchmark PBT. The cost of all other grants will be charged to the Group income statement and will be included in the definition of Benchmark PBT.

An element of the Group's derivatives is ineligible for hedge accounting under IFRS. Gains or losses on these derivatives arising from market movements are credited or charged to financing fair value remeasurements within Finance income and Finance expense in the Group income statement.

5. Taxation

The effective rate of tax is 17.3% (2006: 16.7%) based on the profit before tax of US$394m (2006: US$550m). The effective rate of tax based on Benchmark PBT of US$714m (2006: US$627m) is 22.4% (2006: 17.5%). The tax charge of US$68m (2006: US$92m) includes a UK credit of US$45m (2006: charge of US$36m) and an overseas charge of US$113m (2006: charge of US$56m).

6. Discontinued operations

The results for discontinued operations were as follows:	2007 US$m	2006 US$m
Revenue:		
Home Retail Group (including Wehkamp)	5,468	10,206
Burberry	-	844
Lewis Group	-	36
	5,468	11,086
Operating profit:		
Home Retail Group (including Wehkamp)	212	619
Burberry	-	168
Lewis Group	-	9
Total operating profit	212	796
Net financing income	16	33
Profit before tax of discontinued operations	228	829
Tax charge	(74)	(262)
Profit after tax of discontinued operations	154	567

More to follow, for following part double-click [nRN3W0776X]



RNS
REG-Experian Group Ltd Final Results - Part 2

Released: 23/05/2007

RNS Number:0776X
Experian Group Ltd
Part 2 : For preceding part double-click [nRNSW0776X]

Capital expenditure in the year was $275m (2006: $212m). Of this, $20m relates to an accelerated technology spend on data centre consolidation in the US, which will enhance efficiency and productivity. We expect capital expenditure in the current year to be broadly in line with last year.

We also take advantage of opportunities to accelerate growth and improve productivity through selective, targeted acquisitions. In the year under review, we made a number of small acquisitions which complement our existing portfolio. Acquisition spend in the year was $82m, excluding deferred consideration paid, and included:

- Two new credit bureaux, in Canada and Estonia, expanding our geographic footprint.

- An additional US credit bureau affiliate.

- Three new Marketing Solutions businesses.

- A minority stake in Sinotrust, a business information and market research company in China.

Since the year end, we have agreed to acquire Hitwise, a leading online marketing intelligence company, for $240m. This acquisition, which forms part of

our strategy to reposition Marketing Solutions, will bring a rapidly growing, successful business to Experian, and new unique data. Other acquisitions since the year end include Informarketing, a direct marketing services provider in Brazil; Emailing Solution, a leading French permission-based email marketing company; and Tallyman, a collections management software business. We expect a low single-digit contribution to sales growth from acquisitions in the year to March 2008.

Evolution of leadership to drive future success

Experian has considerable opportunities for future growth, in particular as demand increases for our services from multinational companies and within emerging markets. In order to give sharper focus to all our regions of operation, we have created a number of new senior leadership roles. In addition to our two major regions in the Americas and UK and Ireland, we now have dedicated senior managers for EMEA, Asia Pacific and India respectively (although for reporting purposes these regions will continue to be combined). Our new leaders in EMEA and Asia Pacific are tasked with driving our presence in these important areas.

Following 24 years of strong leadership contribution, John Saunders, Experian's Chief Executive Officer of Global Operations, has announced his retirement after a transitional handover period. John's achievements within Experian have been considerable, having created a client-driven organisation, focused on innovation, and we thank John for his enormous contribution.

Second dividend of 11.5 cents, to give full year dividend of 17 cents

The Board of Experian has announced a dividend of 11.5 cents per share to give a full year dividend of 17 cents per share. Based on continuing pro forma Benchmark EPS this represents cover of just over three times.


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SECTION

GROUP FINANCIAL HIGHLIGHTS

Sales from continuing activities up 14% at constant exchange rates to $3.4bn, 8% organic growth. Total sales $3.5bn

EBIT from continuing activities up 16% at constant exchange rates to $808m

Total EBIT up 11% at constant exchange rates to $825m

EBIT margin from continuing activities up 80 basis points to 21.8%, after $8m restructuring charge, and excluding FARES

Profit before taxation of $394m

Effective tax rate of 22.4% based on Benchmark PBT

	Sales		Profit	
12 months to 31 March	2007	2006	2007	2006
	$m	$m	$m	$m
Americas	1,990	1,731	569	473
UK and Ireland 1	843	677	212	179
EMEA/Asia Pacific	591	522	74	64
Sub total	3,424	2,930	855	716
Central activities	-	-	(47)	(31)
Continuing activities	3,424	2,930	808	685
Discontinuing activities 2	68	154	17	42
Total	3,492	3,084	825	727
Net interest 3			(111)	(100)
Benchmark PBT			714	627
Exceptional items			(162)	(7)
Amortisation of acquisition intangibles			(76)	(66)
Goodwill adjustment			(14)	-
Charges for demerger related equity incentive plans			(24)	-
Financing fair value remeasurements			(35)	(2)
Tax expense of associate			(9)	(2)
Profit before taxation			394	550
Taxation			(68)	(92)
Profit after taxation for continuing operations			326	458
Benchmark EPS (cents)			59.7	54.5
Basic EPS (cents)			49.9	107.5
Weighted average number of Ordinary shares (million)			927	947

1 Profit includes $8m UK Marketing Solutions restructuring charge in year to March 2007
2 Discontinuing activities include MetaReward and UK account processing
3 Pro forma net interest would have been $65m (H1: $30m; H2: $35m), assuming new capital structure in place on 1 April 2006, see Appendix 4

See Appendix 1 for analysis of sales and EBIT by principal activity
See Appendix 2 for definition of non-GAAP measures

EXPERIAN AMERICAS

Sales from continuing activities up 15%; 8% organic

EBIT from continuing activities up 26% excluding FARES; up 20% including the anticipated decline in FARES

EBIT margin excluding FARES up 220 basis points

Credit Services growth rate improved as the year progressed

Sales growth of 29% in Decision Analytics reflecting market share gains

Interactive organic growth of 20% reflecting strong growth from Consumer Direct and PriceGrabber, offset by LowerMyBills

12 months to 31 March	2007 $m	2006 $m	Growth %	Organic growth %
Sales				
- Credit Services	804	766	5	3
- Decision Analytics	82	63	29	29
- Marketing Solutions	353	355	-	(2)
- Interactive	751	547	37	20
Total - continuing activities	1,990	1,731	15	8

Discontinuing activities 1	4	73	na
Total Americas	1,994	1,804	10
EBIT			
- Direct business	508	404	26
- FARES	61	69	(11)
Total - continuing activities	569	473	20
Discontinuing activities 1	(7)	6	na
Total Americas	562	479	18
EBIT margin 2	25.5%	23.3%	

1 Discontinuing activities include MetaReward
2 EBIT margin is for continuing direct business only and excludes FARES

Operational review

Experian Americas delivered a strong performance, more than offsetting challenges in some markets. There was excellent EBIT margin progression, with all principal activities improving year-over-year.

Credit Services

Includes consumer credit and business information bureaux in the US and Canada, commercial lending software and automotive services

Sales in Credit Services were up 5% in total during the year, up 3% on an organic basis. Against tough comparatives in 2006 (H1 2005/6: +18%, H2: +9%), consumer credit services performed well, improving as the year progressed. During the year, the business demonstrated its resilience as clients shifted spend towards account management and collections. Latterly there has been improvement in customer acquisition activity. Business information delivered a good performance, reflecting expanded relationships with several top ten banks and robust double-digit growth in portfolio management products. Automotive did well on the back of increased traction of its AutoCheck vehicle history report and Autocount products. AutoCheck, for example, secured a significant renewal from eBay Motors. There was strong double-digit growth from Baker Hill's commercial lending software as it leveraged Experian's business information relationships.

VantageScore, the new credit score jointly developed by the three US credit bureaux, has performed well in its first year of deployment and to date has secured over 1,300 clients in test. The integration of the Canadian consumer database, acquired in September 2006, is proceeding well and is on track for launch later this year. While small, this will enhance the service offered to Experian's US clients, many of whom are active in Canada.

Decision Analytics

Includes credit analytics, decision support software and fraud solutions

Decision Analytics performed particularly well over the year, with sales up 29%, reflecting increased market penetration of both decision support software and fraud prevention tools. The relationship with Bank of America has continued to develop, as Experian becomes a provider of enterprise-wide solutions, supporting Bank of America across its credit and deposit products.

Fraud prevention delivered very strong double-digit growth, as demand for Experian's identity verification solutions has increased, driven by the launch of Precise ID, its new fraud detection product. There was increased adoption amongst financial services companies and a major client win in the Internet payment space.

Marketing Solutions

Includes data and data management (consumer data, list processing and data integrity (including QAS), database management and analytics), digital services (CheetahMail), research services (Simmons and Vente), and business strategies

Sales in Marketing Solutions were flat year-on-year and marginally down (2%) on an organic basis. Marketing Solutions continues to show divergent trends, with declines in the traditional activities (consumer data, list processing and database management), offsetting very strong double-digit sales growth across Digital Services, Research Services and QAS. Traditional activities, which in the year still accounted for over 50% of Marketing Solutions sales, have been impacted by the secular shift in marketing spend to new digital channels.

Progress in the newer marketing areas is highly encouraging. For example, CheetahMail delivered record email volumes during the year (20 billion

permission-based messages), Simmons delivered strong growth in syndicated research sales following new client wins and QAS' early foothold in the US has expanded rapidly.

Interactive

Includes Consumer Direct (online credit reports, scores and monitoring services) and lead generation businesses: LowerMyBills (mortgages), PriceGrabber (comparison shopping) and ClassesUSA (online education)

Sales in Interactive grew by 37% during the year, contributing 38% of total Americas sales from continuing activities. Organic growth was 20%, with the balance of 17% from acquisitions (mainly PriceGrabber).

Consumer Direct delivered excellent growth throughout the period, with strong demand from consumers for credit monitoring services, which led to higher membership rates. Meanwhile, increased focus on enhancing the customer experience resulted in significantly reduced churn rates. PriceGrabber delivered very strong growth year-on-year, including a seasonal boost in December, at which point unique visitors hit record numbers. In the education vertical, growth at ClassesUSA accelerated over the year, as it benefited from shared expertise in online advertising with our other lead generation properties.

Sales at LowerMyBills were impacted in the final quarter by the downturn in US sub-prime lending, as lenders either exited the market or considerably tightened lending criteria (Q3 sales unchanged, Q4 down 8%). LowerMyBills traditionally derives some 80% of sales from the sale of mortgage leads to sub-prime lenders. However, there was double-digit growth in EBIT in the year as a whole, as LowerMyBills optimised marketing spend to generate more profitable leads. In this challenging environment, LowerMyBills continues to focus on marketing spend efficiency and is driving sales through sales of higher quality leads and diversification into both non sub-prime and non mortgage-related products.


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Financial review

Sales from continuing activities were $1,990m, up 15% compared to the same period last year, with organic growth of 8%. Acquisitions, predominantly in the Interactive segment, contributed 7% to sales growth.

EBIT from direct businesses was $508m (2006: $404m), an increase of 26% in the year, giving an EBIT margin of 25.5% (2006: 23.3%). Margins improved across all business segments, reflecting growing scale in Decision Analytics and the newer areas of Marketing Solutions, continuing operating efficiencies and the positive impact of last year's affiliate credit bureau acquisitions.

EBIT from FARES, the 20%-owned real estate information associate, reduced in the period to $61m, compared to $69m last year. This was primarily due to the decline in US mortgage originations. The improved profit performance in the second half of the year is attributable to a less difficult mortgage origination market and continued cost action by FARES.

EXPERIAN UK AND IRELAND

Sales from continuing activities up 17%; 7% organic

EBIT from continuing activities up 12%

EBIT margin at 26.2%, before $8m restructuring charge, reflecting first time contribution from lower margin ClarityBlue acquisition

Credit Services and Marketing Solutions delivered modest organic sales growth in a challenging UK financial services environment

Decision Analytics sales up 8% organically

Interactive sales nearly trebled at constant exchange rates

12 months to 31 March	2007	2006	Growth 3	Organic growth 3
	$m	$m	%	%
Sales				
- Credit Services	266	245	3	3
- Decision Analytics	215	185	9	8
- Marketing Solutions	329	236	31	1

- Interactive	33	11	176	176
Total - continuing activities	843	677	17	7
Discontinuing activities 1	64	81	na	
Total UK and Ireland	907	758	13	
EBIT - UK and Ireland	221	179	16	
Restructuring charge	(8)	-	na	
EBIT - continuing activities	212	179	12	
Discontinuing activities 1	24	36	na	
Total UK and Ireland	236	215	4	
EBIT margin 2	26.2%	26.4%		

1 Discontinuing activities include UK account processing
2 EBIT margin for continuing activities only, before restructuring charge
3 Growth at constant FX rates

Operational review

Experian UK and Ireland delivered a good performance during the year, even though market conditions were challenging. This further demonstrates the resilience of the portfolio and underscores its countercyclical qualities.

Credit Services

Includes consumer credit and business information bureaux and automotive and insurance services

Sales in Credit Services increased by 3% over the year. The consumer credit environment in the UK remained challenging, reflecting concerns over levels of consumer indebtedness and rising interest rates. Experian benefited as clients shifted spend from customer acquisition towards cross-selling to existing customers, and to portfolio and risk management. There was also good growth in Experian's business information activities, driven by product innovation and market share gains. Elsewhere, diversification into sectors outside financial services continues to be highly successful, with further expansion in both the telecommunications and public services sectors.

Decision Analytics

Includes credit analytics, decision support software and fraud solutions

Sales at Decision Analytics showed good growth, increasing by 8% during the year. Product innovation has been a driver of this success, as illustrated by good performances in origination and in customer management solutions, with new software licensing wins and significant client renewals. For example, Experian further extended its relationship with HSBC, signing a global contract to deliver Basel II models through its Strategy Management decision support software.

Demand for fraud prevention solutions continues to rise, as financial institutions further focus on reducing fraud-related losses. Experian's Hunter solution has seen considerable success and has secured several significant new client wins, including RBS Group, which selected Hunter for use across multiple brands and product lines.

Marketing Solutions

Includes data and data management (consumer data, data integrity (QAS and Eiger Systems), database management (including ClarityBlue) and analytics), digital services (CheetahMail) and business strategies (including Mosaic consumer segmentation, economic forecasting and Footfall)

Total sales in Marketing Solutions were up 31%, with organic growth of 1%. The latter was held back by the weak environment for financial services in the UK, and tough comparables for QAS, attributable to large public sector contract wins last year. CheetahMail delivered an excellent performance, benefiting from volume growth of email campaigns and new client wins.

The contribution to growth from acquisitions of 30% was primarily attributable to ClarityBlue and Eiger Systems, both of which performed well during the year. ClarityBlue secured a significant client win to provide relationship marketing services globally to a major home gaming and entertainment provider, and Eiger Systems has been successfully integrated, following its acquisition in June 2006.

We have previously announced our intention to integrate UK marketing data, processing and database management activities into a single business unit, Experian Integrated Marketing. This will provide a single point of sale for Experian's services, an improved customer proposition and significant cost

savings. Restructuring costs, which will be charged against EBIT, are expected to be about $12m, of which about $8m was incurred in the year, with the balance in the year to March 2008. We expect full payback of the reorganisation costs in the year to March 2009.

Interactive

Comprises CreditExpert (online credit reports, scores and monitoring services sold direct to consumers)

Interactive grew sales by 176% over the year. This excellent performance reflects the strength of demand for CreditExpert, which benefited from growth in membership and higher volumes of credit reports delivered, driven by television and radio advertising and the strength of marketing partnerships, for example with AOL, Yahoo and MSN.

Financial review

Total sales from continuing activities were $843m, up 17% at constant exchange rates compared to the same period last year. Organic growth was 7%. The contribution to sales growth from acquisitions during the year was 10%.

EBIT from continuing activities was $221m, an increase of 16% at constant exchange rates over last year, prior to the restructuring charge of $8m. The EBIT margin, before the restructuring charge, was 26.2% (2006: 26.4%), with the slight decline reflecting the first time inclusion of ClarityBlue, which has margins below the average for Experian UK and Ireland. Improved operating leverage and ongoing cost containment otherwise drove margin enhancement in the other principal activities.


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EXPERIAN EMEA/ASIA PACIFIC

Sales up 8%; 7% organic

EBIT up 11% at $74m

EBIT margin up 20 basis points at 12.5%

Good sales growth in Credit Services, reflecting contract wins in transaction processing

Double-digit organic sales growth in Decision Analytics

12 months to 31 March	2007 $m	2006 $m	Growth 1 %	Organic growth 1 %
Sales				
- Credit Services	450	410	5	4
- Decision Analytics	95	76	21	18
- Marketing Solutions	46	36	23	9
Total EMEA / Asia Pacific	591	522	8	7
EBIT - EMEA / Asia Pacific	74	64	11	
EBIT margin	12.5%	12.3%		

1 Growth at constant FX rates

Operational review

Experian EMEA/Asia Pacific delivered another good performance, reflecting very high growth rates in Central, Southern and Eastern Europe, South Africa and Asia Pacific balanced by slower growth in more mature markets such as Western Europe.

Credit Services

Includes consumer credit bureaux in ten countries, business information bureaux in four countries and transaction processing, mainly in France

Credit Services sales grew by 5% at constant exchange rates over the year, with organic growth of 4%.

Sales in transaction processing strengthened during the year as the business

benefited from the first time contribution from a number of contract wins, particularly in business process outsourcing. These include multi-year, multi-million euro contracts with EDF, French Ministry of Labour, GIE Sesam Vitale and the French Ministry of Foreign Affairs. In addition, Experian has extended its customer base in cheque processing and now acts for all top six French banks. Transaction processing, which is a relatively mature activity, accounts for nearly two-thirds of Credit Services sales in EMEA/Asia Pacific.

There were excellent performances from the consumer credit bureaux, particularly in Central, Southern and Eastern Europe and South Africa, driven by growth in demand for credit and value-added products. The acquisition earlier in the year of a business and consumer credit bureau in Estonia has further extended Experian's geographic reach in the Nordic region, enhancing the service offering to clients operating across the region.

Decision Analytics

Includes credit analytics, decision support software and fraud solutions sold in over 60 countries around the world

Sales from Decision Analytics showed excellent progress, with growth of 21%, 18% on an organic basis.

Experian Decision Analytics is recognised by major clients around the world for its global products and local presence in key markets. In addition to delivering good growth in core markets across Continental Europe, there was significant progress during the year in emerging markets such as Russia, Turkey and Eastern Europe. Experian also secured its first major client win in India, ICICI Bank, for behavioural scoring. In Japan, there was a significant contract win with GE Finance and other domestic clients, and in China Experian secured a contract to deliver software solutions and consulting to ICBC bank, one of China's leading banks.

Demand for fraud prevention solutions continues to accelerate with, for example, material new multi-year, multi-million euro client wins in Spain.

Marketing Solutions

Includes business strategies, data integrity (QAS) and other marketing services around the world

Sales increased by 23% in the period, with organic growth of 9%. There was a 14% contribution from acquisitions, principally in Business Strategies (Footfall). Growth reflects high value contract wins by QAS in Australia and New Zealand, and good progress by Business Strategies.

Financial review

Total sales were $591m, up 8% at constant exchange rates compared to the same period last year. Organic growth was 7%.

EBIT was $74m, up 11% at constant exchange rates from a year ago, giving an EBIT margin of 12.5% (2006: 12.3%). Margin improvement principally reflected operating leverage in Decision Analytics from the growth in sales, and efficiency improvements in the French bank back office activity, partially offset by investment in new markets.

OTHER ITEMS

Central activities

Following the demerger, central activities costs are expected to be about $52m in a full financial year. In the year to 31 March 2007, the reported costs of central activities were $47m (2006: $31m).

Net interest

At 31 March 2007, Experian had net debt of $1,408m, including the net proceeds from the equity issue in October 2006 of $1,441m.

In the year to 31 March 2007, the reported net interest expense was $111m (2006: $100m), reflecting the pre-demerger capital structure of Experian under GUS plc for the period to 11 October 2006. The net interest expense for the year includes a credit to interest of $16m, relating to the expected return on

pension assets over the interest on pension liabilities.

Assuming the $1.4bn equity had been raised at 1 April 2006, the pro forma net interest expense would have been $65m (H1: $30m; H2: $35m), including a similar pension credit (see Appendix 4).

For the year to March 2008, Experian expects a net interest expense, including the pension credit, in the region of $70m, based on acquisition spend since the year-end and forecast cash flows.

Exceptional items

12 months to 31 March	2007	2006
	$m	$m
Demerger-related costs	(149)	(7)
UK account processing closure costs	(26)	-
Net Gain on disposal of businesses	13	-
Total	(162)	(7)

Costs relating to the demerger of Experian and Home Retail Group comprise mainly legal and professional fees in respect of the transaction, costs in respect of the cessation of the corporate functions of GUS plc and the charge incurred on the early vesting of share awards.

Other exceptional items are those arising from the profit or loss on disposal of businesses or closure costs of material business units. All other restructuring costs have been charged against EBIT in the segments in which they are incurred. In April 2006, Experian announced the phased withdrawal from large scale credit card and loan account processing in the UK. As previously disclosed, the costs of withdrawal of approximately $26m have been charged in the year to March 2007.

Amortisation of acquisition intangibles

IFRS requires that, on acquisition, specific intangible assets are identified and recognised separately from goodwill and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. In the year to 31 March 2007, the charge for amortisation of acquisition intangibles was $76m (2006: $66m).

Goodwill adjustment

A goodwill adjustment of $14m arose in accordance with IFRS3 "Business Combinations" following the recognition of a benefit in respect of previously unrecognised tax losses relating to prior year acquisitions. The corresponding tax benefit reduces the tax charge in the year by $14m.

Charges in respect of demerger-related equity incentive plans

Charges in respect of demerger-related equity incentive plans relate to one-off grants made to senior management and all other staff levels at the time of demerger under a number of equity incentive plans. The cost of these one-off grants will be charged to the Group income statement over the five years following the demerger, but excluded from the definition of Benchmark PBT. The cost of all other grants will be charged to the Group income statement and will be included in the definition of Benchmark PBT.

Financing fair value remeasurements

An element of Experian's derivatives is ineligible for hedge accounting. Gains or losses on such elements arising from market movements are charged or credited to the income statement. In the year to 31 March 2007, this charge amounted to $35m (2006: $2m).

Taxation

In the year to 31 March 2007, the effective rate of tax on Benchmark PBT, defined as the total tax expense ($68m) adjusted for the tax impact of non-Benchmark items $92m divided by Benchmark PBT of $714m, was 22.4%. Experian expects the effective rate of tax on Benchmark PBT to be about 23% for the current financial year.

Earnings per share

Following the demerger and equity issue completed earlier in October, Experian now has approximately 1,022m ordinary shares in issue. The number of shares to

be used for the purposes of calculating basic earnings per share going forward is 1,006m after deducting own shares held.

In the year to 31 March 2007, Benchmark EPS was 59.7 cents and basic EPS was 49.9 cents. This was calculated on a weighted average number of shares of 927m, reflecting the GUS capital structure during the period up to demerger.

Cash flow

The group's operating cash flow was $804m (2006: $717m), which represented 97% (2006: 99%) of the Group's EBIT.

Foreign exchange

The £/$ exchange rate moved from an average of $1.79 in the year to 31 March 2006 to $1.89 in 2007. The e/$ exchange rate moved from an average of e1.22 in the year to 31 March 2006 to e1.29 in 2007. This increased reported sales by $74m during the year and EBIT by $14m.

The closing £/$ exchange rate at 31 March 2007 was $1.96 (2006: $1.74), and the e/$ exchange rate was e1.33 (2006: e1.22).

APPENDIX

1. Sales and EBIT by principal activity

12 months to 31 March	2007 $m	2006 $m	Total growth 4	Organic growth 4
Sales				
- Credit Services	1,520	1,420	4%	3%
- Decision Analytics	392	325	16%	15%
- Marketing Solutions	728	627	13%	-
- Interactive	784	558	40%	23%
Total - continuing activities	3,424	2,930	14%	8%

Discontinuing activities 1	68	154	na
Total	3,492	3,084	11%
EBIT			
- Credit Services direct business	420	371	11%
- FARES	61	69	(11%)
- Total Credit Services	482	440	8%
- Decision Analytics	136	102	27%
- Marketing Solutions	73	57	24%
- UK restructuring charge	(8)	-	na
- Total Marketing Solutions	65	57	10%
- Interactive	173	117	50%
- Central activities	(47)	(31)	na
Total - continuing activities	808	685	16%
Discontinuing activities1	17	42	na
Total	825	727	11%
EBIT margin			
- Credit Services - direct business	27.6%	26.1%	
- Decision Analytics	34.7%	31.5%	
- Marketing Solutions 2	10.0%	9.1%	
- Interactive	22.1%	21.0%	
Total EBIT margin 3	21.8%	21.0%	

1 Discontinuing activities include MetaReward and UK account processing
2 EBIT margin excluding the UK Marketing Solutions restructuring charge of $8m
3 EBIT margin is for continuing direct business only, excluding FARES
4 Growth at constant FX rates


SEC MAIL
RECEIVED
PROCESSING
JUN 18 2007
185
WASH, D.C.
SECTION

2. Use of non-GAAP financial information

Experian has identified certain measures that it believes will assist

understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies' adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management have included them as these are considered to be important comparables and key measures used within the business for assessing performance.

The following are the key non-GAAP measures identified by Experian:

Benchmark profit before tax (Benchmark PBT): Benchmark PBT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of the demerger-related equity incentive plans, exceptional items, financing fair value remeasurements and taxation. It includes Experian's share of pre-tax profits of associates.

Earnings before interest and tax (EBIT): EBIT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of the demerger-related equity incentive plans, exceptional items, net financing costs and taxation. It includes Experian's share of pre-tax profits of associates.

Exceptional items: The separate reporting of non-recurring items gives an indication of Experian's underlying performance. Exceptional items are those arising from the profit or loss on disposal of businesses or closure costs of material business units. All other restructuring costs have been charged against EBIT in the segments in which they are incurred.

Discontinuing activities: Experian defines discontinuing activities as businesses sold, closed or identified for closure during a financial year. These are treated as discontinuing activities for both sales and EBIT purposes. Prior periods, where shown, are restated to exclude the results on discontinuing activities. This financial measure differs from the definition of discontinued operations set out in IFRS 5 (Non-current assets held for sale and discontinued operations). Under IFRS 5, a discontinued operation is: (i) a separate major line of business or geographical area of operations; (ii) part of a single plan to dispose of a major line of business or geographical area of operations; or (iii) a subsidiary acquired exclusively with a view to resale.

Continuing activities: Businesses trading at 31 March 2007 that have not been disclosed as discontinuing activities are treated as continuing activities.

Organic growth: This is the year-on-year change in continuing activities sales,

at constant exchange rates, excluding acquisitions (other than affiliate credit bureaux) until the first anniversary date of consolidation.

Direct business: Direct business refers to Experian's business exclusive of financial results of FARES.

3. Reconciliation of sales and EBIT by geography

12 months to 31 March	2007			2006		
	Continuing activities	Dis-continuing activities	Total	Continuing activities	Dis-continuing activities	Total
	$m	$m	$m	$m	$m	$m
Sales						
Americas	1,990	4	1,994	1,731	73	1,804
UK and Ireland	843	64	907	677	81	758
EMEA/Asia Pacific	591	-	591	522	-	522
Total sales	3,424	68	3,492	2,930	154	3,084
EBIT						
Americas - direct business	508	(7)	501	404	6	410
FARES	61	-	61	69	-	69
Total Americas	569	(7)	562	473	6	479
UK and Ireland	221	24	245	179	36	215
UK and Ireland restructuring charge	(8)	-	(8)	-	-	-
EMEA/Asia Pacific	74	-	74	64	-	64
Central activities	(47)	-	(47)	(31)	-	(31)
Total EBIT	808	17	825	685	42	727
Net interest			(111)			(100)
Benchmark PBT			714			627
Exceptional items			(162)			(7)
Amortisation of acquisition intangibles			(76)			(66)

Goodwill adjustment	(14)	
Charges for demerger related equity incentive plans	(24)	
Financing fair value remeasurements	(35)	(2)
Tax expense of associates	(9)	(2)
Profit before tax	394	550

4. Basis of preparation for pro forma interest calculations

Equity proceeds

At demerger Experian raised £800m of new equity. For the purposes of preparing pro forma results, net interest has been calculated to illustrate the impact on Group financial performance as if this equity had been issued at 1 April 2006. The financial impact of this is a credit to interest of $37m.

Management of bank balances

In the period prior to demerger, bank balances were managed centrally on a pooled basis in accordance with the normal treasury arrangements in groups of companies. Home Retail Group companies held bank balances in the pool and interest thereon is reported within discontinued activities. Experian will continue to use pooling arrangements but the arrangements prior to demerger result in an increase in the reported interest cost for the year for continuing operations of $9m.

Group income statement
for the year ended 31 March 2007

	Notes	2007 US$m	2006 (Represented) (Note 1) US$m

	Note		
Revenue	3	3,481	3,064
Cost of sales		(1,681)	(1,507)
Gross profit		1,800	1,557
Distribution costs		(301)	(272)
Administrative expenses		(1,026)	(699)
Operating expenses		(1,327)	(971)
Operating profit	3	473	586
Finance income		103	146
Finance expense		(249)	(248)
Net financing costs		(146)	(102)
Share of post-tax profits of associates		67	66
Profit before tax	3	394	550
Group tax expense	5	(68)	(92)
Profit after tax for the financial year from continuing operations		326	458
Profit for the financial year from discontinued operations	6	137	606
Profit for the financial year		463	1,064
Attributable to:			
Equity shareholders in the parent company		462	1,018
Minority interests		1	46
Profit for the financial year		463	1,064
Earnings per share	8	cents	cents
- Basic		49.9	107.5
- Diluted		49.3	105.8
Earnings per share from continuing operations	8	cents	cents

- Basic		35.1	48.4
- Diluted		34.7	47.6

Non-GAAP measures

Reconciliation of profit before tax to Benchmark PBT	Notes	2007 US$m	2006 US$m
Profit before tax	3	394	550
exclude: exceptional items	4	162	7
exclude: amortisation of acquisition intangibles	4	76	66
exclude: goodwill adjustment	4	14	-
exclude: charges in respect of the demerger-related equity incentive plans	4	24	-
exclude: financing fair value remeasurements	4	35	2
exclude: tax expense on share of profits of associates	3	9	2
Benchmark PBT - continuing operations	3	714	627

	Notes	2007	2006
Benchmark earnings per share from continuing operations	8	cents	cents
- Basic		59.7	54.5
- Diluted		59.1	53.6
Full year dividend per share	7	17.0	57.5

Group balance sheet
at 31 March 2007

	2007 US$m	2006 (Represented) (Note 1) US$m
Non-current assets		

Goodwill	2,219	5,342
Other intangible assets	804	926
Property, plant and equipment	519	1,670
Investment in associates	286	225
Deferred tax assets	103	547
Retirement benefit assets	85	31
Trade and other receivables	11	89
Other financial assets	74	158
	4,101	8,988
Current assets		
Inventories	4	1,538
Trade and other receivables	794	1,830
Current tax assets	17	207
Other financial assets	53	10
Cash and cash equivalents	907	385
	1,775	3,970
Current liabilities		
Trade and other payables	(1,031)	(2,421)
Loans and borrowings	(1,025)	(303)
Current tax liabilities	(166)	(481)
Provisions	(9)	(155)
Other financial liabilities	-	(37)
	(2,231)	(3,397)
Net current (liabilities)/assets	(456)	573
Non-current liabilities		
Trade and other payables	(52)	(144)
Loans and borrowings	(1,348)	(3,599)
Deferred tax liabilities	(68)	(350)
Provisions	(30)	-
Other financial liabilities	(40)	(14)
	(1,538)	(4,107)

Net assets	2,107	5,454
Equity		
Share capital	102	88
Share premium	1,435	16,256
Retained earnings	16,341	5,683
Other reserves	(15,773)	(16,575)
Total shareholders' equity	2,105	5,452
Minority interests in equity	2	2
Total equity	2,107	5,454

Group statement of recognised income and expense
for the year ended 31 March 2007

	2007 US$m	2006 (Represented) (Note 1) US$m
Net income/(expense) recognised directly in equity		
Cash flow hedges	(10)	(4)
Net investment hedge	84	(16)
Reversal of Home Retail Group net investment hedge	4	-
Fair value gains on available for sale financial assets	-	4
Actuarial gains in respect of defined benefit pension schemes	65	13
Currency translation differences	465	(439)
Recycled cumulative exchange loss in respect of divestments	-	5
Tax (charge)/credit in respect of items taken directly to equity	(7)	9
Net income/(expense) recognised directly in equity	601	(428)
Profit for the financial year	463	1,064
Total income recognised for the year	1,064	636

Total income recognised for the year attributable to:		
Equity shareholders in the parent company	1,063	609
Minority interests	1	27
Total income recognised for the year	1,064	636
Cumulative adjustment for the implementation of IAS 39 attributable to:		
Equity shareholders in the parent company	-	18
Minority interests	-	4
Total	-	22

Group reconciliation of movements in equity
for the year ended 31 March 2007

	Notes	2007 US$m	2006 (Represented) (Note 1) US$m
Equity at 1 April		5,454	6,259
Merger accounting adjustments to reflect new company structure:			
Elimination of GUS plc capital		-	(608)
GUS plc shares shown at Experian Group Limited nominal value		-	608

More to follow, for following part double-click [nRN2W0776X]


experian

RNS
REG-Experian Group Ltd Final Results - Part 1

Released: 23/05/2007

RNS Number:0776X
Experian Group Limited
23 May 2007

Experian Group Limited
Preliminary results for the year
ended 31 March 2007

Highlights

- Sales from continuing activities up 14% at constant exchange rates to $3.4bn, with 8% organic growth (total sales $3.5bn)
- Continuing EBIT up 16%. Total EBIT of $825m, up 11% at constant exchange rates, including $8m restructuring charge
- Excellent full-year performance
  - o fifth consecutive year of double-digit sales and EBIT growth
  - o strong organic sales growth across all three regions
  - o good EBIT margin progression
  - o strong cash generation
  - o delivery against key strategic and operational objectives
  - o acquisitions on track



- EBIT margin from continuing activities of 21.8%, up 80 basis points, excluding FARES contribution
- Profit before tax from continuing operations of $394m. Basic EPS of 49.9 cents
- Net debt of $1.4bn reflecting strong cash flow conversion, with 97% conversion of EBIT into operating cash flow
- Second dividend of 11.5 cents per share, to give full year dividend of 17 cents per share

John Peace, Chairman of Experian, said:

"Experian has made an excellent start in its life as an independent company. Over the past year, we have made progress strategically and operationally, while delivering a fifth consecutive year of double-digit sales and EBIT growth."

Commenting on the performance of Experian, Don Robert, Chief Executive Officer of Experian, said:

"Looking forward, while we face some specific market challenges, the strength of our portfolio of businesses underpins our confidence for the current year and beyond. We remain focused on delivering organic sales growth, improved margins and strong cash flow. For the current year as a whole, we expect to deliver organic sales growth at a mid to high single-digit rate, with some acceleration as we move into the second half."

Overview of structure of financial information

On 10 October 2006, the separation of Experian and Home Retail Group was completed by way of demerger. As part of this transaction, Experian Group Limited became the ultimate holding company of GUS plc and related subsidiaries. Experian Group Limited has accounted for its insertion at the top of the group in accordance with the principles of merger accounting. As a result of the demerger, there are a number of presentational changes to the financial information as previously reported in the prospectus dated 14 September 2006 and the interim results released on 21 November 2006. The principal change relates to the net interest expense.

In summary, the financial information is prepared on the following basis:

- The reported interest income and expense, taxation and dividend in the year ended 31 March 2007 reflect the pre-demerger structure for the period until demerger and thereafter the post demerger structure and the impact of the IPO proceeds. They are therefore not comparable with the prior year nor are they representative of future periods.

- The results (including sales, operating profit, interest, taxation and cash flow) of Home Retail Group to the date of demerger are included in discontinued operations.

- The balance sheet at 31 March 2006 represents the GUS group position at that date including Home Retail Group and has been represented in US dollars. The balance sheet at 31 March 2007 is representative of Experian as a standalone business.

See Appendix 2 for definition of non-GAAP measures used throughout this announcement and Appendix 3 for reconciliation of sales and EBIT by geography.

Roundings

Certain financial data has been rounded within this announcement. As a result of this rounding, the totals of data presented may vary slightly from the actual arithmetic totals of such data.

Enquiries

Experian

Don Robert	Chief Executive Officer	020 3042 4215
Paul Brooks	Chief Financial Officer	
Nadia Ridout-Jamieson	Director of Investor Relations	

Finsbury

Rollo Head		020 7251 3801

James Wyatt-Tilby

There will be a presentation today at 9.30am to analysts and investors at the Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ. The presentation can be viewed live on the Experian website at www.experiangroup.com and can also be accessed live via a dial-in facility on 44 (0)20 8322 2180. The supporting slides and an indexed replay will also be available on the website later in the day.

There will be a conference call to discuss the results at 3.00pm today with a recording available later on the website. All relevant Experian announcements, including an updated version of "Explaining Experian", are also available on www.experiangroup.com.

Experian will update on trading on 12 July when it will issue the Interim Management Statement in respect of the First Quarter. Its AGM will be held in Dublin on 18 July 2007.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward looking statements.

CHIEF EXECUTIVE'S REVIEW

We have made excellent progress during the year against our strategic, operational and financial objectives. The demerger from GUS was a significant milestone in the development of Experian, allowing investors to benefit directly from the future growth of the company and our employees to become shareholders. The £800m raised from both new and existing shareholders provides us with financial flexibility and will help to underpin our growth.

Delivery against financial objectives

Over the past year, we have delivered against our key financial objectives. We have driven growth in both sales and profits, with organic sales growth of 8% and a further improvement in EBIT margins in our continuing business, excluding FARES. All three regions delivered good organic sales growth, reflecting the strength of our portfolio. Our cash flow was strong and we converted 97% of EBIT into operating cash flow, ahead of our target.

Acquisitions made in the four years to March 2006 together delivered double-digit post-tax returns in the year to March 2007. The more recent acquisitions are trading to plan.

Clear strategic progress

Our strategic priority at Experian is to continue to deliver sustainable growth in order to create lasting shareholder value. To facilitate this, we focus on our primary growth drivers, and good progress was made against these over the past year:

- Deeper client relationships - we won a number of new mandates from existing clients. For example, we renewed and expanded contracts with seven of the top ten US banks.

- Geographic expansion - we have continued to expand in markets outside the US and the UK, with significant new client wins in many countries, including Spain, France, Japan, China and South Africa.

- Product innovation - we continue to focus on product innovation, introducing over 20 new products during the year, including Precise ID, a new fraud detection platform; MicroMarketer G3, the latest generation of Experian's global market segmentation system; and Simmons online market research.

- Vertical expansion - we have strengthened our position in new and expanding market sectors, including telecommunications, government, retail and media. For example, Experian is now the primary provider of credit

information to all top five wireless telecommunications companies in the UK.

Continued investment in business

We continue to invest organically in the business to drive growth. During the year, this included development in emerging markets, specifically Asia Pacific, and new product initiatives. Future organic investment will include further emerging markets development, the establishment of a near-shore facility in Chile, and investment in the Canadian bureau. In the year to March 2008, much of this investment will be weighted towards the first half.

More to follow, for following part double-click [nRN1W0776X]

END